PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69369

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northill Distribution U.S. Inc. DBA B-Flexion Investments (US) Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Fifth Ave., 39th Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray (Name) 917-238-1263 (Area Code – Telephone Number) clarke@taylorgrayllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker, Tilly U.S. LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza - Suite 3000, (Address) New York, (City) New York (State) 10119 (Zip Code)

10/22/03
(Date of Registration with PCAOB)(if applicable)

23
(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northill Distribution U.S. Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6126117
Qualified in New York County
Commission Expires December 15, 2025

Signature: [signature]

Title: CFO

[signature] 2/15/22

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

B-FLEXION INVESTMENTS (US) INC.
(FORMERLY NORTHILL DISTRIBUTION US INC.)

REPORT ON AUDIT OF THE STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

B-FLEXION INVESTMENTS (US) INC.
(FORMERLY NORTHILL DISTRIBUTION US INC.)

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholder of
B-Flexion Investments (US) Inc. (formerly Northill Distribution US Inc.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B-Flexion Investments (US) Inc. (formerly Northill Distribution US Inc.) (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Baker Tilly US, LLP

New York, New York
February 15, 2022

B-FLEXION INVESTMENTS (US) INC.
(FORMERLY NORTHILL DISTRIBUTION US INC.)
Statement of Financial Condition
December 31, 2021

	$
ASSETS:	
Cash and cash equivalents	1,497,218
Accounts receivable from affiliates	271,834
Deferred taxes	141,192
Other assets	21,625
TOTAL ASSETS	1,931,869
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Bonus payable	448,050
Deferred compensation	237,344
Accounts payable and accrued expenses	43,483
TOTAL LIABILITIES	728,877
Commitments and Contingencies	
Stockholder's Equity:	
Common stock, 1000 shares authorized, issued and outstanding, at $0.01 per share	10
Additional paid-in capital	501,000
Retained earnings	701,982
TOTAL STOCKHOLDER'S EQUITY	1,202,992
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,931,869

See notes to financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

B-Flexion Investments (US) Inc., formerly Northill Distribution US Inc. ("the Company") was incorporated on May 31, 2013 as a Delaware corporation. The Company is a wholly owned subsidiary of B-Flexion AM Holdings Limited, formerly Northill Capital Holdings Limited ("the Parent") established under the laws of Jersey, Channel Islands on May 16, 2011 and part of the B-Flexion Group, formerly Northill Group ("the Group"). During 2013, the Company applied to the Financial Industry Regulatory Authority (FINRA) for a license to become a broker/dealer and on January 2, 2015, the application was accepted by FINRA and the Company became a licensed broker/dealer.

The Company entered into a cost plus services contract with the Parent for consulting services (see Note 4). The Company also engages in private placement transactions with institutional and high net worth investors in the United States and sells private funds of affiliated investment managers within the Group.

As a result of the Company's business, as described in the preceding paragraph, the Company does not hold any customer funds or securities. As such it has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) and accordingly, is exempt from the remaining provisions of this Rule 15c3-3 of the Securities Exchange Act of 1934. Under the exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years which are 2018, 2019, 2020 and 2021 and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. There were no material interest or penalties recorded during the year ended December 31, 2021.

Credit Risks

Credit risks are taken by the Company when cash balances in its bank accounts including its money market account, exceed the Federal Deposit Insurance Corporation (FDIC) insurance and when the Company's receivables from affiliates and non-affiliates are under collateralized. There have been no losses related to these risks for the year ended December 31, 2021.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At December 31, 2021, the Company had $513,161 in a money market account.

Note 2 - Net Capital Requirements

As a member of FINRA and registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021 the ratio of aggregated indebtedness to net capital was .9486 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At December 31, 2021, the Company had net capital of $768,341, which was $719,749 in excess of its net capital requirement of $48,592.

Note 3 - Income Taxes

The deferred tax asset of $141,192 is a result of deferred compensation not deductible in the current or prior year. The Company files tax returns with the U.S Federal Government and New York State and City.

Note 4 - Related Party Transactions

The Company provides non-securities business consulting services to the Group. The Company entered into a cost plus services contract with the Parent effective October 1, 2019 which may be terminated by either party with six months' notice. The Company expects to continue earning revenue from consulting services under the terms of this agreement. In addition, the Parent stands ready to provide additional capital or financial support to the Company if so required. At December 31, 2021, $262,671 was owed to the Company by the Parent. At December 31, 2021, $4,178 was owed to the Company by Capital Four AIFM A/S. The Company was also owed $3,500 and $1,485, respectively by B-Flexion Services (US) Inc., (formerly Waypoint Capital Services, Inc.) and B-Flexion Invest (Jersey) Limited, (formerly Waypoint Fund Management, Ltd.) related to expenditures the Company made on behalf of these affiliates.

Note 5 - Commitments and Contingencies

The Company had no further commitments under lease obligations having terminated its lease agreement on December 31, 2021.

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum

Note 5 - Commitments and Contingencies(cont'd)

exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Deferred compensation represents amounts of compensation payable to employees. These amounts are payable in the April following three years from the grant of the award, subject to the employee remaining in employment. The deferred awards recognized by the Company represent total amounts payable from April 2022 through to April 2024.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Defined Contribution Plan

The Company sponsors a defined contribution plan for a key employee.

Note 7 - COVID-19

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through February 15, 2022 the date which the financial statements were issued.

Note 8 - Subsequent Events(cont'd)

On January 26, 2022 the Company legally changed its name to B-Flexion Investments (US) Inc. The name change was formally ratified by the Board on February 15, 2022. This change reflects a re-branding exercise being undertaken by the Company's wider group as a whole.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.